CUNA Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(7,876,545)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized investment losses		267,778
Amortization of bond premium and discount		24,725
Deferred income tax expense		404,501
Changes in assets and liabilities:		
Purchase of debt securities		(1,026,040)
Sale of debt securities		936,730
Accrued investment income		(5,823)
Receivable for commissions		108,359
Receivable for commissions - affiliate		(2,480,721)
Receivables-other		(713,497)
Other assets		(639,881)
Commissions and accounts payable to affiliates		2,734,869
Other commissions and accounts payable		(353,616)
Deferred income		(422,397)
Federal income taxes recoverable from affiliate		(480,568)
State income tax recoverable from affiliate		23,253
Other liabilities		318,034
Net cash used in operating activities		(9,180,839)
Cash flows from financing activities:		
Capital contribution from parent		10,000,000
Net cash provided by financing activities		10,000,000
Net increase in cash and cash equivalents		819,161
Cash and cash equivalents, beginning of year		2,114,509
Cash and cash equivalents, end of year	$	2,933,670
Supplemental disclosure of cash flow information:		
Cash paid (received) during the year for income taxes	$	(3,957,916)

See accompanying notes to financial statements.